Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.

Q&A in respect of Takeda’s intention to acquire TiGenix

April 25, 2018

A.                DEAL RATIONALE AND TERMS

1.                  Why does Takeda intend to acquire TiGenix?

We cannot comment on Takeda’s strategy. Information about the objectives of Takeda will be set out in the prospectus that will be made available by Takeda on or about April 27, 2018 and in the related tender offer statement on Schedule TO, which will be filed with the SEC by Takeda when the takeover bid is launched, which is expected to be on April 30, 2018.

2.                  Why is Takeda pursuing this acquisition now?

We cannot comment on Takeda’s strategy.

3.                  What are the main terms of the transaction?

Through the voluntary public takeover bid, Takeda intends to acquire 100% of the securities with voting rights or giving access to voting rights of TiGenix not already owned by Takeda or its affiliates at a price of EUR 1.78 per ordinary share issued by TiGenix (each a “Share”) in cash, an equivalent price per American Depositary Share (each an “ADS”) and a price in cash per warrant (each a “Warrant”) based on the strike price and maturity of each Warrant. The voluntary public takeover bid is comprised of two separate offers: (i) an offer for all Shares and Warrants in accordance with the applicable law in Belgium, and (ii) an offer to holders of TiGenix’s ADSs, wherever located, and to holders of Shares issued by TiGenix who are resident in the U.S. in accordance with applicable U.S. law. The bid is unanimously supported by TiGenix’s board of directors (including its CEO). Information about the reasons the board of directors of TiGenix supports the bid can be found in the response memorandum that will be made available on or about April 27, 2018 and in the solicitation/recommendation statement on Schedule 14D-9 that will be filed on or about April 30, 2018 when the takeover bid is expected to be launched.

4.                  When is the transaction expected to close?

The prospectus and the response memorandum were approved by the FMSA on April 24, 2018 and the tender offer will be launched by Takeda on or about April 30, 2018. Consummation of the transaction is subject to the following conditions: (i) the tender into the offer, in aggregate, of a number of Shares, ADSs and Warrants that, together with all Shares, ADSs and Warrants owned by Takeda and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by the Shares, ADSs and Warrants on a fully diluted basis as of the end of the first acceptance period, and (ii) the absence of a material adverse effect occurring at any time after the date of the initial announcement (i.e., January 5, 2018). Only if those conditions are satisfied (or waived by Takeda, as applicable) by the end of the first acceptance period, will the transaction be consummated. We expect that the results of the first acceptance period of the tender offer will be announced by Takeda on June 6, 2018.

5.                   Why did Takeda decide not to just buy the U.S. rights for Cx601?

We cannot comment on Takeda’s strategy.

6.                   Has Takeda already acquired control over TiGenix?

No. The prospectus and the response memorandum were approved by the FMSA on April 24, 2018 and the tender offer will be launched by Takeda on or about April 30, 2018. Only if the conditions set out in Question A.4 above are satisfied (or waived by Takeda, as applicable) by the end of the first acceptance period, will the transaction be consummated. We expect that the results of the first acceptance period of the tender offer will be announced by Takeda on June 6, 2018.

7.                  Why is the threshold of acceptance set at 85%?

The 85% threshold is the result of negotiations between TiGenix and Takeda in the framework of the offer and support agreement that was agreed upon between TiGenix and Takeda on January 5, 2018. Takeda has the right to waive this condition if it would not be satisfied by the end of the first acceptance period.

8.                  When did Takeda disclose its intention to acquire TiGenix?

On January 5, 2018 Takeda announced its intention to launch a potential takeover bid to acquire TiGenix. On February 15, 2018, Takeda formally notified the takeover bid (including the draft prospectus) to the FSMA in accordance with article 5 of the Belgian Takeover Decree.

9.                   What is the fully diluted number of Shares?

The fully diluted number of Shares (including all outstanding Warrants, as if fully exercised) according to the Company’s records as of April 24, 2018 is 308,558,470 Shares. We kindly refer you to TiGenix’s February 6, 2018, 22.00h CET press release containing the most recent transparency information available on http://tigenix.com/news-media/press-releases/ and to the information set out in the prospectus and the related tender offer statement on Schedule TO, including the response memorandum and the solicitation/recommendation statement on Schedule 14D-9, once these documents are available.

10.            Does the irrevocable undertaking given by Grifols/Gri-Cel include 100% of the Shares held by them? Does this include convertible bonds?

Based on Grifols/Gri-Cel’s irrevocable undertaking, such undertaking refers to all 32,238,178 Shares and all 7,189,800 Shares held as ADSs owned by Grifols’ affiliates Gri-Cel S.A. and Grifols Worldwide Operations Ltd. Based on such irrevocable undertaking Grifols/Gri-Cel did not have an interest in any other securities issued by TiGenix at the time of the irrevocable undertaking, which was entered into on January 5, 2018. Please also note that as of January 19, 2018, all convertible bonds outstanding have been converted into Shares.

11.            Have any other shareholders already given irrevocable undertakings to Takeda?

Grifols affiliates (Gri-Cel S.A. and Grifols Worldwide Operations Ltd.) have irrevocably confirmed that they will tender their Shares and ADSs into the takeover bid. Consistent with their decision to support the transaction, the members of TiGenix’s Board (including the CEO) and TiGenix’s CFO have agreed to irrevocable undertakings to tender their securities in TiGenix.

12.            Do you know what percentage of the Shares has already been tendered?

Takeda has not yet launched the tender offer. The prospectus and the response memorandum were approved by the FMSA on April 24, 2018 and the tender offer will be launched by Takeda on or about April 30, 2018. The number of Shares tendered as a result of the takeover bid will only be known after the acceptance period is closed. We expect that the results of the first acceptance period of the tender offer will be announced by Takeda on June 6, 2018.

13.           Can you give more guidance on what type of event may or may not trigger the material adverse change condition?

Further details will be set out in the prospectus that will be made available by Takeda on or about April 27, 2018 and in the related tender offer statement on Schedule TO, which will be filed with the SEC by Takeda when the takeover bid is launched, which is expected to be on April 30, 2018.

14.           Do you think the price paid is a fair price?

We are not in a position to comment on the bid price except for the fact that the Board of TiGenix, consistent with its fiduciary duties and subject to review of Takeda’s takeover prospectus, unanimously supported this bid. A detailed analysis and recommendation of the bid (including the offered bid price) by our Board is set out in the response memorandum that will be made available on or about April 27, 2018 and in the solicitation/recommendation statement on Schedule 14D-9 that will be filed on or about April 30, 2018 when the takeover bid is expected to be launched.

B.                TAKEOVER PROCESS

1.                   Can I already tender my securities in the takeover bid?

You will be able to tender your securities starting on or about April 30, 2018 when the tender offer will be launched by Takeda and the first acceptance period starts. The first acceptance period for the Bid is scheduled to expire, subject to any extension, on May 31, 2018 at 16:00 CEST.

2.                   How can I participate in the bid?

Information on how each type of security may be tendered in the bid will be provided in the prospectus that will be made available by Takeda on or about April 27, 2018 and in the related tender offer statement on Schedule TO, which will be filed with the SEC by Takeda when the takeover bid is launched, which is expected to be on April 30, 2018. Once Takeda has launched the tender offer, holders of registered Shares and Warrants will also receive a letter from TiGenix explaining how they can tender their securities. TiGenix expects to publish and/or file a response memorandum and a solicitation/recommendation statement on Schedule 14D-9, respectively. We intend to make these documents available on our website. Securities holders are urged to review the offer documents in full when available.

3.                   Is it an option to remain a security holder of the company and not tender my securities under the current bid?

There is no obligation to tender securities. In the event Takeda obtains 95% or more of the Shares and at least 90% of the Shares covered by the takeover bid, then it could undertake a squeeze out process in which it could force the remaining security holders to tender their securities to Takeda.

Following closing of the voluntary public takeover bid, Takeda intends to launch a squeeze-out if the above conditions for such squeeze-out are met and delist the Shares of TiGenix from Euronext Brussels and the ADSs from Nasdaq. After the squeeze-out, TiGenix would become a wholly-owned subsidiary of Takeda.

We expect that further details will be set out in the prospectus that will be made available by Takeda on or about April 27, 2018 and in the related tender offer statement on Schedule TO, which will be filed with the SEC by Takeda when the takeover bid is launched, which is expected to be on April 30, 2018.

4.                   What would be the consequences of not tendering my securities?

Assuming that the conditions of the bid will be met (see the response to Question A.4 above), the bid will be consummated and any securities that have not been tendered to Takeda will remain outstanding. Shares and ADSs not tendered to Takeda will remain listed on Euronext and Nasdaq, respectively, unless Takeda de-lists such securities or the relevant listing criteria are not met.

In the event that the conditions of the bid are not satisfied (see the response to Question A.4 above), Takeda is entitled to waive such conditions and nevertheless consummate the bid. Any securities that have not been tendered to Takeda will remain outstanding following the consummation of the bid.

Following consummation of the bid, the liquidity of TiGenix’s Shares and ADSs on Euronext and Nasdaq, respectively, is expected to be lower than prior to such date.

See also the response to Question B.3 above.

5.                   What are the chances that the bid price will still be adjusted upwards?

We cannot predict or give an opinion on potential price adjustments in the course of the offer.

6.                   Do you see other parties who might be interested in the company who might consider to launch a competing bid?

We cannot comment on the intentions of other parties.

7.                   The offer price does not seem fair. Are there any other options to consider which would give me a fairer compensation for the shareholder risk I have taken since 2006?

TiGenix is not in a position to give advice on investments.

8.                   What is the timing going forward now?

The prospectus and the response memorandum were approved by the FMSA on April 24, 2018 and the tender offer will be launched by Takeda on or about April 30, 2018. We expect that the results of the first acceptance period of the tender offer will be announced by Takeda on June 6, 2018. We expect that further details will be set out in the prospectus that will be made available by Takeda on or about April 27, 2018 and in the related tender offer statement on Schedule TO, which will be filed with the SEC by Takeda when the takeover bid is launched, which is expected to be on April 30, 2018. For more details about the timing of the transaction, we kindly refer you to the summary section of the prospectus which will contain a detailed indicative timetable.

9.                   Why are the convertible bonds not mentioned in the notice published by the FSMA on February 15, 2018?

Following the announcement of Takeda on January 5, 2018, all outstanding bonds were converted into Shares. We kindly refer you to TiGenix’s January 19, 2018, 22.00h CET press release referring to the conversion of all outstanding convertible bonds available on http://tigenix.com/news-media/press-releases.

10.            Which of the conditions have already been fulfilled? Has antitrust clearance in the US already been obtained?

Please note that two out of the four conditions mentioned in the announcement published by the FSMA on February 15, 2018, following the formal notification by Takeda of its intention to launch the takeover bid, have been fulfilled. We obtained Cx601 marketing authorization in the E.U. on March 23, 2018. Additionally, as a result of the waiting period having expired, the condition related to the U.S. antitrust clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has been satisfied and there are no other obligations under such Act.

11.            What will happen if Takeda does not obtain 85% of the voting rights?

If at the end of the first acceptance period any of the conditions of the bid are not satisfied (see the response to Question A.4 above), the transaction will not be consummated unless Takeda waives any such conditions. Only if all conditions to the transaction are satisfied or waived (see the response to Question A.4 above), will the transaction be consummated.

12.            Will the announced potential offer for Shire that Takeda is considering have an impact on the acquisition of TiGenix

The tender offer for TiGenix and the potential offer for Shire are different transactions. We cannot comment on Takeda’s strategy.

C.                CX601

1.              We saw that Takeda is opening up a new stem cell manufacturing facility in Ireland (Takeda press release of February 28, 2018). How will this affect the TiGenix operations? Will Cx601 manufacturing be transferred to Ireland? What are the plans with the current TiGenix manufacturing site?

Manufacturing for the initial commercial roll-out in Europe will be done in TiGenix’ Madrid facility. The facility in Ireland will provide additional capacity than that required for the initial roll-out. According to the license agreement of 2016, Takeda is fully responsible for manufacturing of Alofisel as of 2021.

Forward-looking information

This communication may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates and statements regarding the expected consummation of the tender offer, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the tender offer, the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix’s public filings with the SEC, including the “Risk Factors” section of TiGenix’s Form 20-F filed on April 16, 2018, as well as the tender offer documents to be filed by Takeda and the solicitation/recommendation statement to be filed by TiGenix. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix’s control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this communication. Takeda and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

Prospectus and response memorandum

This document constitutes communication within the scope of article 31 and 33 of the Belgian Law of April 1, 2007 on public takeover bids.

The prospectus and the response memorandum were approved by the FMSA on April 24, 2018. The prospectus (including the acceptance form and the response memorandum) will be available free of charge by telephone (+32 (0)2 433 41 13). An electronic version of the prospectus (including the acceptance form and the response memorandum) will also be available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer (French and English) and www.bnpparibasfortis.be/sparenenbeleggen (Dutch and English)), Takeda (http://www.takeda.com/newsroom) and TiGenix (http://tigenix.com/takeda-takeover-bid).

Disclaimer

The tender offer for the outstanding shares, warrants and American Depositary Shares has not yet commenced. This communication is for informational purposes only and does not constitute an offer to purchase securities of TiGenix nor a solicitation by anyone in any jurisdiction in respect of such securities, any vote or approval. If Takeda decides to proceed with an offer to purchase TiGenix’ securities through a public tender offer, such offer will and can only be made on the basis of an approved offer document by the FSMA and tender offer documents filed with the U.S. Securities and Exchange Commission (“SEC”), which holders of TiGenix’ securities should read as they will contain important information. This communication is not a substitute for such offer documents. Neither this communication nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. Takeda, TiGenix and their respective affiliates explicitly decline any liability for breach of these restrictions by any person.

Important Additional Information for U.S. investors

The voluntary public takeover bid described herein has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

At the time the voluntary public takeover bid is commenced, security holders of TiGenix are urged to read the offer documents which will be available at www.sec.gov. At the time the voluntary public takeover bid is commenced, it shall be comprised of two separate offers - (i) an offer for all ordinary shares issued by TiGenix (the “Ordinary Shares”) and warrants to acquire Ordinary Shares in accordance with the applicable law in Belgium, and (ii) an offer to holders of TiGenix’ American Depositary Shares issued by Deutsche Bank Trust Company Americas acting as depositary (“ADSs”), wherever located, and to holders of Ordinary Shares who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”).

The U.S. Offer will only be made pursuant to an offer to purchase and related materials. At the time the U.S. Offer is commenced, Takeda will file, or cause to be filed, a tender offer statement on Schedule TO with the SEC and thereafter, TiGenix will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the U.S. Offer.

Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by TiGenix relating to the U.S. Offer since it will contain important information. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by TiGenix and Takeda with the SEC, at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC by TiGenix at www.tigenix.com. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix’ filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.